

December 17, 2010

Stephen G. Newberry
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

> **Re:** **Lam Research Corporation**
> **Form 10-K for Fiscal Year Ended June 27, 2010**
> **Filed August 23, 2010**
> **File 000-12933**

Dear Mr. Newberry:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief